News Release
Annual General Meeting of Shareholders B2Gold Corp. - Report Of Voting Results

Vancouver, June 20, 2017 - B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the Report of Voting Results for the Annual General Meeting (“AGM”) of Shareholders.

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the AGM of shareholders of B2Gold held on June 16, 2017 (total shares represented in person or by proxy 710,346,837 of the 975,927,064 issued and outstanding shares 72.79%) .

Item 1: Number of Directors

By a vote by way of show of hands, the number of Directors of the Company was set at seven (7).

Item 2: Election of Directors and Approvals of Nominees as Directors

By a vote by way of show of hands, the following individuals were elected as directors of the Company to hold office for the ensuing year or until their successors are elected or appointed, and the total votes cast by all shareholders of the Company present in person or by proxy were as follows:

Name	Total Votes in Favour (%)	Total Votes Withheld / Abstained (%)	Outcome of Vote
Clive Johnson	654,880,600 (96.65%)	22,720,660 (3.35%)	Approved
Robert Cross	642,596,401 (94.83%)	35,004,859 (5.17%)	Approved
Robert Gayton	652,609,852 (96.31%)	24,991,408 (3.69%)	Approved
Jerry Korpan	653,120,799 (96.39%)	24,480,461 (3.61%)	Approved
Bongani Mtshisi	675,005,912 (99.62%)	2,595,348 (0.38%)	Approved
Kevin Bullock	379,857,186 (56.06%)	297,744,047 (43.94%)	Approved
George Johnson	654,174,702 (96.54%)	23,426,558 (3.46%)	Approved

Item 3: Appointment of Auditors

By a vote by way of show of hands, PricewaterhouseCoopers LLP, Chartered Accountants, were appointed the auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, at a remuneration to be fixed by the directors of the Company.

DATED at Vancouver, British Columbia this 16th day of June, 2017.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, the Company has four operating mines, one mine under construction and numerous exploration projects in various countries, including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Finland. Construction of the Company’s Fekola Mine in southwest Mali is approximately three months ahead of schedule and on budget, and is projected to commence production on October 1, 2017. As a result, the Company is well positioned to maintain its low-cost structure and growth profile.

Based on current assumptions and updates to B2Gold’s current year guidance and long-term mine plans, the Company is projecting consolidated gold production in 2017 of between 545,000 and 595,000 ounces (including estimated pre-commercial production from the Fekola Mine of between 45,000 and 55,000 ounces); and in 2018 significantly increasing to between 900,000 and 950,000 ounces, with the inclusion of the anticipated first full-year of commercial production at the Fekola Mine.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates and other statements regarding future financial and operational performance, events, production, mine life, revenue, costs, capital expenditures, acquisitions, investments, budgets, ore grades, sources and types of ore, stripping ratios, throughput, cash flows and growth; production estimates and guidance, including the Company’s projected gold production of between 545,000 to 595,000 ounces in 2017 and production being weighted towards the second half of 2017 and projected gold production of between 900,000 and 950,000 ounces in 2018; and statements regarding anticipated exploration, development, construction, production, permitting and other activities and achievements of the Company, including: expected grades and sources of ore to be processed in 2017;the development and production from the Fekola Project commencing October 1, 2017 and the Fekola Project being approximately three months ahead of schedule, on budget and fully funded; the Fekola Project being a low cost mine and its anticipated effect on the Company’s gold production and per ounce costs and being the most significant contributor to an expected approximate 65% increase in production in 2018; the expected mine life of the Fekola Project; the expected completion of updated financial analysis for the Fekola Project by the end of the third quarter of 2017; the forecasted increase in cash flows from operations in 2018; completion of geotechnical, hydrogeological and design studies for the Wolfshag zone and life-of-mine production plans for the Otjikoto Mine; the projections included in existing technical reports, economic assessments and feasibility studies; anticipated or potential new technical reports and studies, including the potential findings and conclusions thereof; the resolution of the audit by the DENR in relation to the Masbate Mine and the final outcome thereof; expected replacement and expansion of the Masbate Mine fleet and the expected decrease in equipment purchases at Masbate in 2018; the completion of permitting and resettlement activities in respect of underground development at the Jabali Antenna Pit; production from the San Juan Pit as early as the third quarter of 2017; San Juan Pit going into production ahead of the Jabali Antenna Pit; timing differences on the incursion of pre-stripping costs at the Otjikoto Mine and mobile equipment purchases at the Masbate Mine; the deep well at the Santa Pancha 1 Mine at El Limon being operational in May 2017; the expected timing to complete initial resource estimates for Anaconda and Toega; the potential increased opportunities for accretive acquisitions; the delivery of ounces under the Prepaid Sales transactions; the increase in the amount of the RCF upon completion of loan documentation; and the adequacy of capital for continued operations, including funding of the Fekola Project . All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks relating to financing and debt; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to conflict with small scale miners; risks related to failures of information systems or information security threats; the ongoing audit by the DENR in relation to our Masbate Project and the final outcome thereof; ability to maintain adequate internal control over financial reporting as required by law; risks related to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The disclosure in this news release and in the documents described in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, including “cash operating costs”, “all-in sustaining costs” and "adjusted net income". Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures and reconciliation of certain measures to IFRS terms.